November 20, 2019

Anthony C. Allen
Chief Financial Officer
Sypris Solutions, Inc.
101 Bullitt Lane
Suite 450
Louisville, KY 40222

       Re: Sypris Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 28, 2019
           File No. 000-24020

Dear Mr. Allen:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences